March 12, 2020

Cameron MacDougall
General Counsel and Secretary
New Fortress Energy LLC
111 W. 19th Street, 8th Floor
New York, NY 10011

       Re: New Fortress Energy LLC
           Registration Statement on Form S-3
           Filed March 5, 2020
           File No. 333-236921

Dear Mr. MacDougall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Michael J. Schwartz